SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)*

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            MILESTONE SCIENTIFIC INC.
                                (Name of Issuer)

Common Stock, par value $.001 per share and Units consisting of two shares of Common Stock and one Warrant to purchase one share of Common Stock

                         (Title of Class of Securities)

                                    59935P100
                                 (CUSIP Number)

                            Stephen A. Zelnick, Esq.
                       Morse, Zelnick, Rose & Lander, LLP
                           405 Park Avenue, Suite 1401
                            New York, New York 10022
                               Tel: (212) 838-5030
                               Fax: (212) 838-9190
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 24, 2004
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
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                                      13D/A
CUSIP NO. 59935P100                                            Page 2 of 5 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     K. Tucker Andersen
     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,837,889
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        30,666
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,837,889
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    30,666
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,868,555
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.97%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE
--------------------------------------------------------------------------------
                                      13D/A
CUSIP NO. 59935P100                                            Page 3 of 5 Pages


Item 1. Security and Issuer.

Name of Issuer: Milestone Scientific Inc. (the "Company")

Address of Issuer's Principal Executive Offices:

                              220 S. Orange Avenue
                          Livingston, New Jersey 07039

Security: Common Stock, par value $.001 per share ("Shares"), and units consisting of two shares of Common Stock and one Warrant to purchase one share of Common Stock ("New Units").

Item 2. Identity and Background.

(a) Name of Reporting Person: K. Tucker Andersen (the "Reporting Person")

(b) The Business Address of the Reporting Person is:

      c/o Cumberland Associates LLC
      1114 Avenue of the Americas
      New York, NY 10036

(c) Principal Occupation of the Reporting Person:

      The Reporting Person is a self-employed independent investor and business consultant.

(d) Criminal Convictions involving the Reporting Person:

      During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations).

(e) Civil Proceedings involving the Reporting Person:

      During the last five years, the Reporting Person has not been: (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; nor (ii) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Citizenship: The Reporting Person is a citizen of the United States.

                                    SCHEDULE
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                                      13D/A
CUSIP NO. 59935P100                                            Page 4 of 5 Pages


Item 3. Source and Amount of Funds or Other Consideration.

      The 183,946 New Units were issued by the Company to the Reporting Person in payment of certain debt due (including accrued interest) to the Reporting Person from the Company. No portion of the purchase price for either transaction was paid with borrowed funds or funds obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of the Transaction.

      The Reporting Person acquired the Shares and New Units for the purpose of investment.

      Except as otherwise disclosed herein, the Reporting Person is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to the deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerate above.

Item 5. Interest in Securities of the Issuer.(1)

      (a) The aggregate number of Shares that may be deemed to be beneficially owned by the Reporting Person beneficially is 1,868,555 Shares, which includes 183,946 Shares issuable upon the exercise of the warrants included in the New Units which are exercisable on and after March 19, 2004, within 60 days from the date hereof. The 1,868,555 Shares represent approximately 18.97% of the total outstanding Shares. The percentage of outstanding Shares beneficially owned by the Reporting Person are based upon the aggregate of 9,847,853 outstanding Shares consisting (x) 9,663,907 Shares outstanding after the closing on February 23, 2004 of the Company's firm commitment public offering of 1,440,000 New Units and (y) 183,946 Shares underlying the warrants included in the New Units, exercisable within 60 days from the date hereof, issued by the Company to the Reporting Person in payment of certain debt due (including accrued interest) to the Reporting Person from the Company.

      (b) (i) The Reporting Person possesses the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 1,837,889 Shares; and

----------
(1) The Company effected a 1-for-3 reverse stock split of its Shares on January 14, 2004. The Shares deemed beneficially owned by the Reporting Person, set forth herein, reflects the Reporting Person's beneficial ownership post-split.

                                    SCHEDULE
--------------------------------------------------------------------------------
                                      13D/A
CUSIP NO. 59935P100                                            Page 5 of 5 Pages


            (ii) The Reporting Person possesses shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 30,666 Shares.

      (c) The Reporting Person effected no transactions in the Shares during the past 60 days with respect to the Shares or New Units.

      (d) The Reporting Person's wife has the right to receive or the power to direct receipt of dividends from, or the proceeds from, the sale of 25,000 Shares of the 1,868,555 Shares beneficially owned by the Reporting Person. The Reporting Person's daughters have the right to receive or the power to direct receipt of dividends from, or the proceeds from, the sale of an aggregate of 5,666 Shares of the 1,868,555 Shares beneficially owned by the Reporting Person.

      (e) Not applicable

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

      Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      None.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2004


                                             /s/ K. Tucker Andersen
                                             ----------------------
                                                 K. Tucker Andersen